# SEC Schedule 13G/A (Amendment No. 17) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tesla, Inc., CIK 0001318605
CUSIP: 88160R101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1 Tesla Road, Austin, Texas (TX), 78725
Date of event which requires filing of this statement: 06/16/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001494730

## Reporting persons
- Elon R. Musk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 699,580,882; shared voting power 699,580,882; sole dispositive power 699,580,882; shared dispositive power 699,580,882; aggregate amount beneficially owned 699,580,882 (19.9% of the class)

## Item 1. Issuer
Name of issuer: Tesla, Inc.
Address of issuer's principal executive offices: 1 Tesla Road, Austin, TX 78725

## Item 2. Person Filing
Name of person filing: Elon R. Musk
Address of principal business office or, if none, residence: c/o Tesla, Inc., 1 Tesla Road, Austin, TX 78725
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 699,580,882 shares, which includes (i) 413,152,109 shares of Tesla, Inc. common stock ("Common Stock") held by the Elon Musk Revocable Trust dated July 22, 2003 and (ii) 286,428,773 shares of restricted Common Stock that are subject to a service-based vesting condition in accordance with the terms of an implementation agreement, dated April 21, 2026 (the "Implementation Agreement"), but are otherwise issued and outstanding and carry voting rights that may be exercised by Mr. Musk. Amounts do not include 423,743,904 shares in the performance-based restricted stock award granted to Mr. Musk in 2025 (the "2025 CEO Performance Award") over which Mr. Musk disclaims beneficial ownership, which shares are subject to a voting agreement (the "Voting Agreement") and over which an irrevocable proxy has been given to Tesla's secretary to vote the shares proportionately to the votes of other shareholders, including Mr. Musk, in accordance with the terms of the Voting Agreement. As such, Mr. Musk does not have dispositive or voting control over these shares.
Percent of class: 19.9% (percentage ownership is calculated based on 3,755,723,871 shares of Common Stock outstanding as of April 16, 2026, with an addition of the 286,428,773 shares of restricted Common Stock that Mr. Musk received upon exercise of the stock option award granted to Mr. Musk in 2018 and are subject to the Implementation Agreement, a deduction of the 96,000,000 shares of restricted Common Stock issued to Mr. Musk (the "2025 CEO Interim Award") over which Mr. Musk disclaimed beneficial ownership, which were forfeited on April 21, 2026 as a result of a Tornetta Decision Event (as defined in the 2025 CEO Interim Award) and a deduction of the shares of restricted stock under the 2025 CEO Performance Award to reflect the impact of the Voting Agreement).
Sole power to vote or to direct the vote: 699,580,882
Shared power to vote or to direct the vote: 699,580,882
Sole power to dispose or to direct the disposition: 699,580,882
Shared power to dispose or to direct the disposition: 699,580,882

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elon R. Musk: /s/ Elon R. Musk, Elon R. Musk (06/17/2026)